Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-201841

Prospectus Supplement No. 24

to Prospectus dated February 26, 2015

2,500,000 Shares

Common Stock

This Prospectus Supplement No. 24 supplements and amends our prospectus dated February 26, 2015 (the “Prospectus”), relating to the sale, from time to time, of up to 2,500,000 shares of our common stock by Aspire Capital Fund, LLC.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 23, 2015. This prospectus supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto, which are to be delivered with this prospectus supplement, and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments or supplements thereto.

Our common stock trades on the NASDAQ Capital Market under the ticker symbol “REPH.” On December 22, 2015, the last reported sale price per share of our common stock was $8.75 per share.

Investing in our common stock involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 24 is December 23, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 OR 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2015

Recro Pharma, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-36329	26-1523233
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

490 Lapp Road, Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 395-2470

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

On April 16, 2015, Recro Pharma, Inc. (the “Company”) filed a Current Report on Form 8-K (as amended by the Form 8-K/A filed June 2, 2015, the Form 8-K/A filed on June 26, 2015, the Form 8-K/A filed on July 21, 2015, the “Original Form 8-K,” and, collectively with this fourth amendment, the “Form 8-K”) reporting that on April 10, 2015 the Company completed its acquisition from Alkermes plc, a public limited company incorporated in Ireland (“Alkermes”), of worldwide rights to meloxicam IV/IM and a contract manufacturing facility and formulation business (“DARA”), through the acquisition of certain subsidiaries of Alkermes. This Form 8-K/A amends the Original Form 8-K to include the unaudited pro forma condensed combined statement of operations of the Company and DARA for and as of the nine months ended September 30, 2015.

Item 9.01	Financial Statements and Exhibits.

(b)	Pro Forma Financial Information.

The unaudited pro forma condensed combined statement of operations of the Company and DARA for the nine months ended September 30, 2015 are filed herewith as Exhibit 99.1.

(d)	Exhibits

Exhibit No.	Document

99.1	Unaudited pro forma condensed combined statement of operations of the Company and DARA for the nine months ended September 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 23, 2015

Recro Pharma, Inc.

By:	/s/ Gerri A. Henwood
	Name:	Gerri A. Henwood
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

99.1	Unaudited pro forma condensed combined statement of operations of the Company and DARA for the nine months ended September 30, 2015.

Exhibit 99.1

Recro Pharma, Inc.

Unaudited Pro Forma Combined

Statement of Operations

The unaudited pro forma combined statement of operations for the nine months ended September 30, 2015 has been prepared by Recro Pharma, Inc. (“Recro” or the “Company”) and gives effect to the acquisition of Alkermes Gainesville LLC (“Gainesville”) and the worldwide rights to IV/IM meloxicam (“meloxicam”) by Recro, including the credit agreement entered into by Recro to finance the acquisition, as if such transactions had occurred on January 1, 2015.

The historical combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the aforementioned transactions, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma combined statement of operations should be read in conjunction with the accompanying notes to the unaudited pro forma combined statement of operations. In addition, the unaudited pro forma statement of operations was based on and should be read in conjunction with:

•	the unaudited financial statements of Recro as of and for the quarter and nine months ended September 30, 2015 and the related notes, included in Recro’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

The unaudited pro forma combined statement of operations has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined Company’s results of operations actually would have been had the acquisition of Gainesville or the related financing transactions been completed as of January 1, 2015. In addition, the unaudited pro forma combined statement of operations does not purport to project the future operating results of the combined Company. There were no material transactions between Recro and Gainesville during the periods presented in the unaudited pro forma combined statement of operations that would need to be eliminated.

The unaudited pro forma combined statement of operations has been prepared using the acquisition method of accounting under United States generally accepted accounting principles (“U.S. GAAP”). The accounting for the acquisition of Gainesville and meloxicam is based upon certain valuations that are preliminary and are subject to change. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma combined statement of operations. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma combined statement of operations and Recro’s future results of operations.

In addition, the unaudited pro forma combined statement of operations does not reflect any cost savings, operating synergies or revenue enhancements that the combined Company may achieve as a result of the acquisition of Gainesville and meloxicam, the costs to integrate the operations of Recro and Gainesville or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Recro Pharma, Inc.

Unaudited Pro Forma Combined

Statement of Operations

For the Nine Months ended September 30, 2015

(amounts in thousands, except share and per share data)

	Recro Pharma, Inc. Historical	(1) DARA Historical	Pro Forma Adjustments		Pro Forma Combined
Revenues
Manufacturing, royalty and profit sharing revenue	$32,824	$18,781	$—		$51,605
Research and development revenue	2,375	951	—		3,326

Total revenues	35,199	19,732	—		54,931
Cost of goods manufactured	19,228	10,160	171	(b)	29,559

Gross profit	15,971	9,572	(171)		25,372
Operating expenses
Research and development	7,260	1,114	6	(b)	8,380
Selling, general and administrative	8,492	4,863	(2,576	)(c)	10,779
Amortization of acquired intangible assets	1,238	2,166	(1,467	)(a)	1,937
Change in warrant valuation	119	—	—		119
Change in contingent consideration valuation	2,586	—	—		2,586

Total operating expenses	19,695	8,143	(4,037)		23,801

Income (loss) from operations	(3,724)	1,429	3,866		1,571

Other income (expense):
Interest income	10	—	—		10
Interest expense	(3,888)	(1)	(2,311	)(d)	(6,200)

	(3,878)	(1)	(2,311)		(6,190)

Income (loss) before income taxes	(7,602)	1,428	1,555		(4,619)
Provision for income taxes	—	467	(467	)(e)	—

Net income (loss)	$(7,602)	$961	$2,022		$(4,619)

Basic and diluted net loss per common share	$(0.92)				$(0.56)

Weighted average basis and diluted common shares outstanding	8,243,909				8,243,909

(1)	For the period from January 1, 2015 to April 9, 2015.

See accompanying notes to the unaudited financial statements

Recro Pharma, Inc.

Notes to Unaudited Pro Forma Combined

Financial Statements

1.	Description of Transaction

On April 10, 2015, the Company completed its previously announced acquisition of certain assets from Alkermes plc, or Alkermes. Under the agreement, the Company paid Alkermes $50.0 million at closing, and acquired the worldwide rights to IV/IM meloxicam, a proprietary, Phase III-ready, long-acting preferential COX-2 inhibitor for treatment of moderate to severe acute pain and ownership of a good manufacturing practices manufacturing facility and related business, Alkermes Gainesville LLC, located in Gainesville, Georgia (the “Transaction”). Upon closing the Transaction, Alkermes Gainesville LLC changed its name to Recro Gainesville LLC, or Recro Gainesville. Alkermes is also entitled to receive up to an additional $120.0 million in milestone payments upon the achievement of certain regulatory and net sales milestones and royalties related to IV/IM meloxicam and was issued a seven-year warrant to purchase an aggregate of 350,000 shares of the Company’s common stock with an exercise price of $19.46 per share. The Company financed the transaction via a $50.0 million five-year senior secured term loan with OrbiMed Royalty Opportunities II, LP, or OrbiMed. The Company issued OrbiMed a seven-year warrant to purchase an aggregate of 294,928 shares of the Company’s common stock with an exercise price of $3.28 per share, subject to certain adjustments.

2.	Basis of Presentation

The unaudited pro forma combined financial statements were prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Recro being the legal and accounting acquirer, and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and was based on the historical financial statements of the Company and Alkermes Gainesville LLC. Under the acquisition method, the assets acquired and liabilities assumed are measured on the basis of the fair values exchanged and combined with those of Recro. The consolidated financial statements and reported results of operations of Recro issued after completion of the Transaction will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Recro Gainesville.

Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

In addition, the unaudited pro forma combined statement of operations does not reflect any cost savings, operating synergies or revenue enhancements that the combined Company may achieve as a result of the acquisition, or cost to integrate the operations or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

3.	Accounting Policies

The Company is in the process of performing a review of Recro Gainesville accounting policies and to date, no material differences have been identified. The Company will complete this review in the post-combination period and as a result of the review, Recro may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

4.	Fair Value of Consideration Transferred in Connection with the Transaction

The following is a preliminary estimate of the purchase price for the Transaction:

Estimated Fair Value
($ in thousands)
Purchase price agreement	$50,000
Fair value of warrants	2,470
Fair value of contingent consideration	54,600
Working capital adjustment (a)	4,010

$111,080

(a)	Pursuant to the Transaction, this is an adjustment to increase the consideration by the difference between the target working capital and the estimated closing date working capital.

5.	Assets Acquired and Liabilities Assumed in Connection with the Transaction

On the acquisition date of April 10, 2015, the following is a preliminary estimate of the assets acquired and the liabilities assumed by Recro in connection with the Transaction, reconciled to the estimated purchase price:

Amount
($ in thousands)
Accounts receivable	$12,519
Inventory	9,955
Prepaid expenses	380
Property, plant and equipment	39,424
Intangible assets	41,900
Goodwill	6,746

Total assets acquired	110,924

Current liabilities	1,164
Warrants	2,470
Contingent consideration	54,600

Total liabilities assumed	58,234

Cash paid, net of $1,320 of cash acquired	$52,690

(a) The fair value of the property, plant and equipment and their weighted-average useful lives are as follows:

($ in thousands)	Estimated Fair Value	Estimated Useful Life
Buildings and improvements	$16,371	35 years
Land	3,263	N/A
Furniture, office & computer equipment	2,510	4-5 years
Vehicles	30	2 years
Manufacturing equipment	17,250	6-7 years

	$39,424

The estimated fair value of property, plant and equipment was determined using the cost and sales approaches.

(b) The fair value of the identifiable intangible assets and their weighted-average useful lives are as follows:

($ in thousands)	Estimated Fair Value	Weighted Average Estimated Useful Life
Royalties and contract manufacturing relationships	15,500	6
In-process research and development	26,400	N/A

Total intangible assets	41,900

The in-process research and development asset and customer relationships were valued using the multi-period excess earnings method, which is an income approach in which excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets, including debt-free net working capital, tangible and intangible assets. The excess earnings are thereby calculated for each quarter of a multiquarter projection period discounted to a present value utilizing an appropriate discount rate for the subject asset.

6.	Pro Forma Adjustments in Connection with the Transaction

The following summarizes the pro forma adjustments in connection with the Transaction to give effect to the acquisition as if it had occurred on January 1, 2015 for the pro forma statement of operations:

(a) Represents the decreased amortization based on the fair value of identified intangible assets acquired with definite lives for the period from January 1, 2015 to April 9, 2015. The decrease in amortization expense for intangible assets is calculated using the straight line method over the estimated remaining useful lives of the assets less historical Recro Gainesville amortization expense.

($ in thousands)
Eliminate Recro Gainesville historical intangible amortization expense	$(2,166)
Estimated amortization expenses of acquired finite-lived intangibles	699

Total	$(1,467)

(b) Represents the increased depreciation based on the fair value of property, plant and equipment for the period from January 1, 2015 to April 9, 2015. The increase in depreciation expense for property, plant and equipment is calculated using the straight line method over the estimated remaining useful lives of the assets less the historical of Recro Gainesville depreciation expense.

($ in thousands)
Eliminate Recro Gainesville historical depreciation expense
Cost of revenues	$(860)
Research and development	(43)
Depreciation expense of acquired property, plant and equipment
Cost of revenues	1,031
Research and development	49
Net adjustment for pro forma depreciation expense:
Cost of revenues	171

Research and development	6

Total	$177

(c) Represents the reversal of non-recurring charges of $2,510,000 and retention costs of $65,804 from general and administrative expenses for the period from January 1, 2015 to April 9, 2015. The non-recurring charges consist primarily of legal, accounting and other valuation and advisory fees related to the acquisition. The retention costs were due to the change in control.

(d) Represents the increased interest expense of $2,063,000 for the period from January 1, 2015 to April 9, 2015, respectively, associated with the senior secured term loan, with interest expense based on the current committed rate of LIBOR plus 14.0% with a 1.0% LIBOR floor. A fluctuation in LIBOR of 0.25% would result in a charge of $31,250 of interest expense. Deferred financing costs of $3,960,303 consist of the fair value of the OrbiMed warrants of $2,860,802 and $1,099,501 of direct financing costs recorded as accrued expenses. These costs are being amortized to interest expense over the 5 quarter term of the loan. The amortization of deferred financing costs is $248,261 for the period from January 1, 2015 to April 9, 2015.

(e) Represents the elimination of Recro Gainesville historical tax provision as Recro is in a net operating loss position with a full valuation allowance.

7.	Loss per Share

The unaudited pro forma combined basic and diluted loss per share calculations are based on Recro’s consolidated basic and diluted weighted average number of shares.